October 15, 2008

Via Fax and EDGAR

David R. Humphrey

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3561

RE:          Fleetwood Enterprises, Inc.

Form 10-K for the fiscal year ended April 27, 2008

Filed on July 10, 2008

File Number:  001-07699

Dear Mr. Humphrey:

We are in receipt of the letter dated October 9, 2008 (the “Letter”) issued by the staff of the U.S. Securities and Exchange Commission (the “Staff”) to Fleetwood Enterprises, Inc. (the “Company”).  Set forth below are the Company’s responses to the Staff’s comments on the Company’s Form 10-K and Definitive Proxy Statement.  For your convenience, the Staff’s comments are reproduced in italics before each response, and the responses appear in the order of the Staff’s comments.

Form 10-K for the fiscal year ended April 27, 2008

Part I–page 1

Item 1A–Risk Factors, page 13

1.             In future filings, please remove the reference in your first paragraph that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks.

The Company will comply with this comment in future filings.

Item 3–Legal Proceedings, page 25

2.             We note your disclosure in the fifth paragraph on page 25 that the company has been named in several complaints filed against manufacturers of travel trailers and manufactured homes supplied to the Federal Emergency Management Agency after Hurricane Katrina.  In future filings, please include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto and the relief sought or advise us why you believe such disclosure is not necessary.  Refer to Item 103 of Regulation S-K

The Company will comply with this comment in future filings.  The Company will note that several cases filed by numerous individuals have been consolidated before one federal court in Louisiana.

Item 7–Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

3.             A majority of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in revenues, gross profit, SG&A, and operating profit.  In addition, while you discuss certain factors to which changes are attributable, you do not quantify all of these factors nor analyze the underlying business reasons for the changes.  For example, your disclosure should be enhanced by disclosing the nature of your production processes along with the significant production materials used in such processes and the effect changes in the quantity as well as pricing of production materials used had on your results.  In this regard, we believe your disclosures could be improved by:

•      use of tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;

•      refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•      ensuring that all material factors are quantified and analyzed; and

•      quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

The Company will comply with this comment in future filings.

Business Outlook, page 36

4.             As noted on pages 20 through 22 of your Form 10-Q for the quarterly period ended July 27, 2008, you have experienced significant decreases in the demand for your recreational vehicles.  As such, please tell us and expand your trend disclosure to include management’s conclusion regarding current key economic factors (e.g., excess capacity, pricing pressures, repossession rates and current credit environment) and the effects on the resale values of products guaranteed under your repurchase agreements.  Your response should address the RV Group and Housing Group segments separately.

As described below in response to comment no. 9, we expect to file a Form S-4 registration statement, ideally in the next week.  In that Form S-4, and in future filings as appropriate we intend to clearly state, and expand upon, our current expectation that fiscal 2009 will present significant challenges for the Company, not only in terms of demand and sales volume but also on profit margins.  Moreover, due to the turmoil today in the global economy, we do not know when market and economic conditions will improve.  While there are longer-term mitigating factors, such as demographic trends and, for us, markedly reduced costs and breakeven points, nonetheless market conditions in all segments of our business have deteriorated over the course of this calendar year.  This is particularly the case for motor homes.  Dealers are conservatively managing their inventories and we expect they will continue to do so for the foreseeable future.  As a result, competing manufacturers are offering more discounts, and industry production volumes have declined due to plant closures, short work weeks, and layoffs.  In addition, as more fully explained below in our response to your comment no. 6, we expect to see some decline in the resale values of products which we may be required to repurchase, and as a result we anticipate an increase to some degree in our net losses under these repurchase agreements.

We are continuously evaluating capacity needs and monitoring our costs, including the possibility of further consolidation of our plant facilities.  Indeed, we announced last Friday that we are closing one of our three motor home plants, and shifting production to one of the other two plants.  This will improve capacity utilization at the remaining motor home plants, although we remain close to or below 40% capacity in all plants in both the RV and Housing businesses.

Specifically with respect to recreational vehicles, industry conditions in calendar 2008 have been adversely affected by tighter lending practices, high fuel prices, and diminished home equity values, as evidenced by low consumer confidence levels and soft market conditions.  Continued worsening of these conditions resulted in an unanticipated acceleration of market deterioration late in the first quarter of fiscal year 2009.  As a result of these continuing concerns and a tightening of credit for RV buyers, we anticipate continued weakness in all segments of the RV industry at least for the balance of fiscal year 2009, and we will so state in the Form S-4.  Currently manufacturer sales to dealers are running lower than retail sales out of dealer inventory.  When fuel prices stabilize and retail credit availability improves, we do expect to see a rebound in our sales to dealers ordering units for stock.  We should also benefit from our ability to ramp up production in an industry with fewer manufacturing facilities than before, due to competitor failures or plant consolidations.  Unfortunately, we cannot predict when this rebound will occur.

For our Housing Group, many of the factors that have historically affected industry volumes have been in flux recently.  Generally, the manufactured housing market continues to be adversely affected by limited availability of retail financing and more recently, competition from conventional builders due to the overall weak housing market.  Recently passed housing reform legislation may benefit the manufactured housing industry through the FHA Title I program.  On the other hand, the overall slowing of the housing market and an increase in conventional housing inventories will negatively impact manufactured housing conditions for some time. We continue to manage our capacity relative to current market conditions, but the outlook in most areas continues to be unfavorable, and we intend to state in the Form S-4 that we anticipate manufactured housing industry conditions are unlikely to improve through fiscal 2009.

5.             Additionally, you state that your risk of loss is mitigated by the fact that you have a vast dealer network that can relocate your recreational vehicles to other dealerships to meet customer demands.  However, in light of the deterioration of demand throughout your dealer network and tightening of the credit markets, please tell us how management concluded that you continue to be able to mitigate your risk of loss through the dealer network.  Your response should provide significant support for your conclusions.

As described in further detail below in our response to comment no. 6, the decline in demand and the tightening in the credit markets have not resulted in a significant increase in the number of dealer failures in either of our industries at this time.  As a result, we continue to maintain vast nationwide networks of approximately 800 RV dealers and 1,500 Housing dealers.  We monitor the viability of our dealers through a combination of credit monitoring and individual due diligence by our credit department.  In addition, our sales teams are dedicated to increasing dealer points of distribution in new markets and replacing weaker dealers in existing markets.  As a result, we believe our dealer networks are among the strongest both in terms of size and quality in either industry. Further, to the extent dealers reduce their inventories, which they have been doing in recent months in both industries, our overall exposure to repurchase agreements is likewise reduced.  Accordingly, we strongly believe that we will continue to be able to mitigate our repurchase losses through the dealer networks consistent with our past practice.

6.             Based your filing, it appears that losses related to your dealing financing arrangements have increased year over year.  As such, please provide us with management’s assessment of the trends associated with the decline in demand for your products and the effect those trends may have on loss contingencies related to your dealer repurchase obligations as well as inventory valuations.

During fiscal 2008, the number of units repurchased increased on a year over year basis but still remained at low levels.  Losses from these repurchases remained unchanged at a very modest $0.7 million.  We intend to indicate in the Form S-4 that the current tightened credit standards by lenders and more aggressive attempts by the lenders to accelerate collection of outstanding accounts with dealers could result in an increase in defaults by dealers and consequently an increase in repurchase obligations on our part.  We currently expect that our repurchase activity will be higher than has historically been the case.  Additionally, it may be necessary to offer greater discounts in order to relocate such product to alternative dealers during current market conditions.  To date, we have seen some increase in the number of repurchase requests but other than the situation described in the next paragraph have not yet seen anything substantial.  We also believe that our recently announced Fleetwood Financial Services (“FFS”) alliance with Bank of America, whereby Bank of America provides preferred retail and wholesale financing terms to most Fleetwood dealers rather than just the larger dealers, further strengthens our dealer network from a financial perspective.

During the first quarter of fiscal 2009, we repurchased 10 manufactured homes and 1 recreational vehicle at an aggregate gross purchase price of $396,000, incurring a loss after resale of approximately $129,000.  For the second quarter to date, we have repurchased 6 manufactured homes and 31 recreational vehicles at an aggregate gross purchase price of $1.2 million. Losses from these repurchases are expected to be very modest.  Additionally, we are in the process of finalizing arrangements to repurchase approximately 110 recreational vehicle units with a gross repurchase amount of approximately $11.5 million related to one large dealer.  This instance is not representative of a typical request in that as an alternative to repurchasing the inventory, we were presented with a proposal to grant certain concessions including waiving curtailments and extending payoffs. We elected instead to repurchase the units and are in process of relocating them to alternative dealer representation.  We expect to incur a loss equal to approximately 5-7% of the repurchased inventory and believe this further illustrates our ability to quickly relocate repurchased inventory under current market conditions at modest discount levels.

We have recently evaluated our top dealers representing over half of our sales, and based on all the information available to us, we did not identify any additional top dealers at risk.  We have carefully reviewed all of these trends and have incorporated them into our estimates of loss contingencies.  Although these estimates have increased from an inconsequential level of several years ago, we still do not consider them material to our overall operations.

7.             Furthermore, due to the volatility in the credit markets and significant decrease in the demand for your products, please tell us management’s plans and current review process to ensure that you adequately accrue for potential losses should the resale value and demand for your products decrease in the future.  Please discuss the RV Group and Housing Group separately.

As indicated above, we have recently performed a robust evaluation of our top dealers.  Nonetheless, due to the current state of the industry and the credit markets, we have strengthened our regular monitoring procedures to help identify any dealers at risk. We have recently increased our internal credit reporting from all levels of management, including operations, order fulfillment, credit and sales personnel to report potential warning signs of dealer weakness. Warning signs that are monitored and evaluated include aged inventory ratios and patterns, inventory to sales ratios, requests by lending institutions and/or dealers to extend the repurchase liability, dealer violations of their trust agreements, and flooring requests refused by lenders.

Because lenders can incur sizable losses in a repurchase situation, they are highly motivated to identify and solve potential issues quickly. However, due to the quantitative significance of the second quarter event as well as the overall conditions in the industry, the Company identified these and other procedures that should be performed on an on-going basis to better evaluate whether any dealers are showing indications of financial difficulties and make determinations regarding the need to change sales practices with weaker dealers and increase reserves.

Since the amount of inventory that a manufactured housing dealer will carry at any given time is typically considerably less than the inventory of an RV dealer, especially when measured against the dollar value of a motor home dealer’s inventory, and since fewer manufactured housing dealers operate multiple lots, our exposure in the case of a failure of an individual manufactured housing dealer is typically far less than in the case of an RV dealer.  Nonetheless, we employ similar analyses for both categories of dealers, and work in a similar fashion with the floorplan lenders in both industries in similar fashion, with the possible distinction that our relationship through FFS with Bank of America may provide us with somewhat greater intelligence into the credit quality of RV dealers.

Liquidity and Capital Resources, page 45

8.             In light of the current macro-economic factors and the tightening of the credit markets, please tell us whether or not you believe floor dealer financing will continue to be available to your dealerships and, if applicable, your plans should that financing option not be available.

We believe that floorplan lending will continue to be available on reasonable terms, either from national lenders or certain local banks, in both the manufactured housing and the RV industries. This is particularly true insofar as most dealers have prudently reduced the levels of inventory they currently carry thereby substantially reducing the lending capacity required to meet dealer requirements.  Although several national wholesale lenders have withdrawn from the manufactured housing and RV finance business in recent years, including a recent withdrawal by Key Bank from RV flooring, we have no evidence that other existing national lenders intend to abandon the wholesale lending business, whether in RVs or in manufactured housing.  However, we are not able to predict with certainty all the implications of the current turmoil in the worldwide credit markets, and if floorplan lending were to become unavailable to dealers, either from national lenders or from local banks, we would evaluate whether to extend our own credit to those dealers, whether to place them on COD terms, or whether to terminate them as Fleetwood dealers.

9.             You state on page 28 of your Form 10-Q for the quarterly period ended July 27, 2008 that you generated $26.5 million of cash from new mortgage financing collateralized by two operating properties.  In this regard, we note that your discussion of liquidity also addresses available borrowing capacity, but does not discuss mortgage financing as a future source of liquidity.  Therefore, please tell us and expand your disclosure in future filings to address your ability to involve existing owned assets in mortgage financing or outright sale transactions.  Include disclosure of the extent to which your remaining properties are encumbered.

The Company currently has approximately $20 million in appraised value of unencumbered real property assets available for sale and an additional $25 million available for purposes of mortgage financing or sale-leaseback transactions.  Our remaining real estate assets are encumbered by the senior credit facility or by mortgage financing and have an approximate appraised value of $128 million.  This will change shortly, however, as described below.

In order to address the Company’s obligation to repurchase its 5% Convertible Senior Subordinated Debentures due 2023 (the “Debentures”), which is described in the response to the next comment, we are in the process of preparing and plan to file a Form S-4 registration statement offering securities to holders of the Debentures (the “Holders”) in exchange for their Debentures.  Specifically, the Company intends to register (1) senior secured notes that will be secured by approximately $20 million of the available assets through first-priority mortgages or deeds of trust in certain real estate assets as first lien collateral and second-priority mortgages or deeds of trust in certain other real estate that already secures obligations under the Company’s existing credit facilities as second lien collateral and (2) common stock, in exchange for the Debentures.

At the same time, the Company expects to announce an amendment to its credit agreement with Bank of America, as agent, which will have the net effect of freeing $20 million in real estate assets from present encumbrances for use as first lien collateral in the new senior secured notes described above.  The information provided in response to this Staff comment will be disclosed in the Form S-4 registration statement to be filed in connection with the planned exchange offer for the Debentures.

Convertible Senior Subordinated Debentures, page 47

10.   We note that holders of the debentures have the ability to require you to repurchase the debentures, in whole or in part, on December 15, 2008.  We also note the disclosure on page 17 of your Form 10-Q for the quarterly period ended July 27, 2008 with respect to your plans to address the redemption by replacing the existing debentures with one or more alternative securities in advance of the December 2008 due date.  In addition, we note the disclosure in your September 18, 2008 Form 8-K regarding an increase in your authorized shares and the possible issuance of more than 20% of your outstanding shares to settle or otherwise satisfy your upcoming repurchase obligation related to the 5% convertible senior subordinated debentures.  In light of the significance of the upcoming repurchase obligation, please update your disclosures in this regard.  For example, disclose the current state of negotiations, if any, with investors.  Also, consider disclosing the potential number of shares that would be required to be issued to satisfy the upcoming repurchase obligation, assuming various stock prices (i.e., a sensitivity analysis), based on the current trading price for your common stock.  Finally, discuss your current cash position and your intention to minimize the use of cash as part of the redemption.  In light of the likely filing date of your next Form 10-Q, please consider filing a Form 8-K as soon as practicable to provide the suggested disclosures.

In anticipation of the upcoming repurchase obligation of the Debentures, which you have described, the Company is currently in the process of preparing and plans to file a Form S-4 registration statement offering new securities to holders in exchange for their Debentures.  Specifically, the Company intends to register senior secured notes and common stock in exchange for the Debentures, as more fully described above in response to comment 9 and below in response to this comment. In response to the Staff’s request that the Company consider filing a Form 8-K disclosing the information described above, the Form S-4 registration statement that will be filed we believe in the next week will provide this information.  Accordingly, the Company respectfully submits that a Form 8-K is not appropriate or required at this time.

As noted by the Staff and in the Company’s prior disclosure in its filings under the Securities Exchange Act of 1934, Holders of the Debentures have the right to require the Company to repurchase the Debentures on December 15, 2008.  Under the terms of the indenture relating to the Debentures, the Company has the option to elect to pay the repurchase price either (1) in cash, (2) the Company’s common stock, or (3) a combination of cash and common stock.  The Company had domestic bank cash and marketable securities balances totaling approximately $81.6 million as of last Friday, with an additional $27.3 million in Canada and in our captive insurance subsidiary, but also has ongoing negative operating cash flow, and thus, the Company does not currently anticipate having sufficient liquidity to repurchase the Debentures in cash.  To the extent that the Company chooses to issue shares of common stock to satisfy such repurchase obligations, there will be greater equity dilution and a likelihood of greater pressure on the trading price of the Company’s common stock.  Each $1,000 principal amount of Debentures would receive a number of shares of the Company’s common stock equal to the quotient of (i) the principal amount of the Debentures tendered plus interest accrued and unpaid as of, but excluding, December 15, 2008, divided by (ii) 95% of the average market price of the Company’s common stock during the 20-trading day period ending December 15, 2008.  The Company currently has 300 million shares of common stock authorized for issuance and after deducting shares of common stock issued and outstanding, and shares of common stock already reserved for issuance, the Company would have approximately 201 million shares of common stock available for issuance in any repurchase of the Debentures.  If the average market price of the Company’s common stock during the 20-trading day period ending December 15, 2008 were to fall below $0.52 per share, the Company would not have sufficient authorized shares to repurchase all outstanding Debentures with common stock in the event that all Debentures are put to the Company.

Accordingly, the Company has announced that it has been exploring alternative transactions with certain of the holders of the debentures.  The resulting outline of an exchange offer which the Company anticipates being in a position to launch in the next 1-2 weeks, described in response to comment 9, is an offer in exchange for the Debentures of (1) senior secured notes that will be secured by approximately $20 million of first-priority mortgages, plus second-priority mortgages on certain other real estate that already secures obligations under the Company’s existing credit facilities and (2) common stock.

Definitive Proxy Statement on Schedule 14A

Roles of Compensation Committee and CEO in Setting Compensation, page 18

11.           We note your disclosure on page 18 regarding pay analysis relating to Mr. Smith’s compensation and your disclosure in the last paragraph on page 22 that you compare the compensation of your named executive officers to nine peer group companies in the two industries in which you principally operate and to companies that you determined are similar in size and structure but which operate in different industries.  In future filings, please identify the companies which operate in different industries to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you or advise us why you believe such disclosure is not necessary.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Company will provide the requested information in its next proxy statement.

Short-Term Incentives, page 23

12.           We note your disclosure that the specific goals and payouts for your short term incentives were determined based on internal projections of operating income for your various divisions, in the case of Messrs. Lott and Eskritt, and for the company on a consolidated basis for your other named executive officers.  In future filings, please provide the targets relating to the operating income for the company on a consolidated basis, including qualitative and quantitative disclosure regarding the determination of such targets and the targets actually reached.  To the extent you believe that disclosure of the goals relating to the company’s various divisions may be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion on a supplemental basis.  Also, in future filings please discuss how difficult it would be for each of the named executive officers or how likely it will be for you to achieve the undisclosed target levels.  Please provide the same disclosure relating to targets which apply to the company on a consolidated basis under your Long-Term Performance Plan, such as earnings per share.

The Company believes that the specific targets relating to the Company’s operating income on a consolidated basis and with respect to specific divisions are material because they are projected earnings per share or operating income numbers which, if disclosed, would cause the Company competitive harm.  Specifically, if the Company’s competitors were to know what the Company was projecting in terms of operating income and they could estimate the Company’s market share, then public disclosure of such targets could reveal the Company’s operational strategies in terms of pricing, product mix, and thus possibly communicate the Company’s willingness or ability to withstand a price war to maintain or build market share. This competitive issue should be understood in the context of a brutal environment in which some of our competitors have already stated their intention to discount products with the specific goal of driving manufacturers out of business, or have publicized materials to dealers which encourage them to migrate away from manufacturers in weaker financial positions.

Disclosure would further compromise the Company’s competitive position by allowing competitors to undercut the Company’s pricing of products because they would know what the Company’s margins are and what the Company could or could not tolerate in a price war.  We are also concerned that disclosure would adversely impact the Company’s future cost of capital in terms of lender or investor expectations, and would mislead investors because the short-term incentives are in effect stretch goals and the Company and the Board’s Compensation Committee do not necessarily expect its executive officers to meet or exceed such targets.

Nevertheless, the Company submits that it will disclose in future filings how difficult it would be for each of the named executive officers or how likely it will be for them to achieve the undisclosed target levels, including with respect to the Company’s targets under the Long-Term Performance Plan.

13.           We note your disclosure that individual bonuses comprise 10% of your short-term incentive awards.  In future filings, please provide additional discussion of the subjective criteria you use to evaluate the performance of your named executive officers and determine their individual bonuses.  Please revise your disclosure to clarify the manner in which qualitative inputs relating to individual and company performance are translated into objective pay determinations and discuss the specific items of corporate performance that you take into account in making compensation decisions relating to individual bonuses.

The Company will comply with this comment in future filings.

Long-Term Incentives, page 25

14.           We note your disclosure that half of the amount you designate for long-term incentives has been paid in the form of stock options.  In future filings, please provide additional discussion regarding the criteria for granting such awards, including the specific items of corporate or individual performance which are taken into account in awarding such compensation and how stock option awards are structured and implemented to reflect these items of performance.

The Company will comply with this comment in future filings.

* * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions, please do not hesitate to contact me at (951) 351-3638.

Sincerely,

/s/ Andrew M. Griffiths
SVP, Chief Financial Officer

cc            Leonard J. McGill

SVP, General Counsel & Secretary

Steven R. Finley

Mark W. Shurtleff

James J. Moloney

Gibson, Dunn & Crutcher LLP